Exhibit 12.01

ACUSPHERE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(IN THOUSANDS)

	Year Ended December 31,
	1999	2000	2001	2002	2003	2004
Net loss from continuing operations	$(9,141)	$(12,414)	$(16,311)	$(20,713)	$(21,923)	$(29,959)
Fixed Charges:
Interest expense	$661	$617	$564	$916	$1,317	$90
Estimated interest portion of rent expense*	49	76	198	462	524	673
Amortization of deferred financing costs	169	198	186	384	1,121	43

Total fixed charges	$880	$891	$948	$1,762	$2,961	$806

Earnings (as defined)	$(8,261)	$(11,523)	$(15,364)	$(18,951)	$(18,962)	$(29,153)

Accretion of preferred stock dividends and offering costs	$2,604	$4,218	$6,249	$6,665	$5,948	$—

Ratio of earnings to fixed charges and preferred stock dividends(1)	—	—	—	—	—	—

*
This amount is the portion of rental expense under operating leases which management of the Company believes to approximate the interest factor.

(1)
For all periods presented, earnings (as defined) were insufficient to cover fixed charges by an amount equal to the net loss for the period.